                Filed by Coca-Cola Enterprises Inc. pursuant to
                Rule 425 of the Securities Act of 1933 and
                deemed filed pursuant to Rule 14a-12 of the
                Securities Exchange Act of 1934
                Subject Company: Coca-Cola Enterprises Inc.
                Commission File No.:  001-09300

John Brock
Email to (US Users, CA Users, GB Users and European Top 270) for 7:20 a.m. ET
February 25, 2010

Subject: Coca-Cola Enterprises and The Coca-Cola Company Announce Agreement to Strategically Advance and Strengthen the Coca-Cola System in North America and Europe

This morning we are announcing key changes that will strategically advance and strengthen the Coca-Cola system in North America and Europe.  For the past three years, Coca-Cola Enterprises has led the transformation of our business and solidified our role as a world-class bottler.  We are driving new levels of efficiency and effectiveness and generating consistent financial results.  Our 2009 performance was the best in our history, reflecting significant profit improvement in North America, three consecutive years of strong balanced growth in Europe, and our first year of margin expansion since 2003.

As we have worked to transform our business, Muhtar Kent and I have discussed what business model would create the most value for the Coca-Cola system in North America and in Europe.  As a result, we have accelerated the scope and pace of change required to position our business model for a 21st century marketplace, and today’s announcement is the next step in this transformation.

Strengthening the North American Coca-Cola System and Expanding Our European Footprint to Increase Shareowner Value
There are two key outcomes of our announcement.  First, The Coca-Cola Company will acquire all of our North American operations and integrate them with the majority of their North American businesses.  Second, CCE will expand its role as the preeminent Western European Coca-Cola bottler.  The Coca-Cola Company and Coca-Cola Enterprises have agreed in principle that CCE will buy The Coca-Cola Company’s bottling operations in Norway and Sweden, subject to the signing of definitive agreements and regulatory approval.We also will have the right to acquire the German bottler, owned by The Coca-Cola Company, during the next 18 to 36 months.

These developments are a monumental moment in Coca-Cola history and an acknowledgement of our performance as a world-class, high-performing bottler.  We have worked to drive effectiveness and efficiency to new levels in our system, and Coca-Cola

Enterprises and The Coca-Cola Company are more aligned than ever before.  Now, we can take this work to even higher levels.

Today, we are creating the next generation North American business model by combining our core strengths and resources to more profitably deliver the world’s greatest brands.  In Europe, we are leveraging a greater opportunity to drive enhanced, sustainable earnings growth through superior service to customers.  For our shareowners, this creates a compelling value proposition as they will realize full and substantial consideration for our North American business while receiving the benefit that will come from unlocking the growth potential of our European business.

Preeminent Western European Bottler
For our on-going CCE European business, we will retain the CCE name, and I will become Chairman and CEO.  Several other members of the current CCE corporate management team will continue to lead the company, and we will give more details in the next few weeks.  The current CCE independent Directors will comprise the new CCE Board.  CCE will be headquartered in Atlanta and continue to be traded on the New York Stock Exchange as CCE.

CCE will become the third-largest independent bottler globally, with net revenue of approximately $7 billion.  Our European business serves an attractive market with growing volumes and profit driven by rising per capita consumption.  The new CCE will have enhanced revenue, margins, and EPS growth prospects. As we expand our European footprint to provide broader geographic coverage, we will optimize our marketing and distribution advantages and will have greater financial flexibility and operational focus.  Under the continued leadership of Hubert and his team, I have confidence that we will build on our three solid years of profitable growth in Europe.

Next Generation Business Model for North America
In North America, all of CCE’s operations will be acquired by The Coca-Cola Company.  Following the close of the deal, this business will be renamed Coca-Cola Refreshments (CCR).  The majority of The Coca-Cola Company’s North American businesses including Foodservice, The Minute Maid Company and Supply Chain operations, including hot-fill, will be combined into CCR.  CCR will be organized as a unified operating entity with distinct capabilities including supply chain and logistics, and sales and customer service operations.

This model will improve our speed and flexibility to market, create a low-cost and efficient manufacturing, supply chain and logistics operation and drive greater value for our customers and consumers.  This builds on the tremendous progress that Steve and his team have made to grow our operating income, drive effectiveness and efficiency in everything we do, enhance our customer relationships and pursue innovative routes to market.  However, we have reached an inflection point, and I believe a paradigm shift in the system is necessary to truly drive sustainable, profitable growth.

CCE Paves the Way for New Era of Long-Term Growth and Winning
Since the launch of CCE in 1986, we have demonstrated how the world’s largest Coca-Cola bottler could execute locally with precision and passion.  As we have grown, our marketplace has changed dramatically through retail consolidation and increasing consumer demand for variety in sparkling and still beverages.  As a result, we accelerated change and worked to transform our traditional operating model to keep pace with an increasingly dynamic marketplace.  We aligned against our Global Operating Framework, streamlined our North American structure and launched a series of initiatives like Coca-Cola Supply, Right Execution Daily and Ownership Cost Management to drive effectiveness and efficiency.

This has paved the way for the next generation North American business model and strengthened our ability to win long-term in Europe.

Transitioning to the New North American and European Operating Models and Delivering 2010
While today is the beginning of a new journey for our business, the transaction is subject to regulatory and shareowner approval, which we anticipate will occur by the end of the year. Whether you are in Europe or in North America, we must all remember that our number one priority is maintaining a single-minded focus on serving our customers with excellence and delivering our 2010 business plan.  We have worked too hard and come too far to lose our momentum.

As we go through this transition, we will be transparent about the process and maintain an open dialogue with you.  With this in mind, the ELT will host a Virtual Town Hall at 1:30 p.m. ET today to discuss the announcement and answer questions.  This broadcast will be available the following day on our Intranet, which will serve as an on-going resource for updated and timely information related to the transaction.  Recognizing that this Town Hall is late in the day for our European colleagues, Hubert will conduct a live broadcast today at 3:00 pm GMT. I also plan to host a conference call with our senior leaders there on Friday.

In closing, this is a significant day for the Coca-Cola system.  We will be faster, more decisive and more responsive to marketplace needs than ever before. This will create important synergies, and in doing so, we will usher in a new era of growth and profitability for our system.  This is an exciting development in the history of the world’s greatest brands, and we are making our mark on the Coca-Cola system legacy.

Much will unfold in the coming months, and we will communicate with you frequently and candidly throughout the process.  In the meantime, running the business should be our priority – stay focused, execute and keep the momentum of 2009 alive.

Thanks for all that you do.

Sincerely,
John F. Brock
Chairman and CEO
Coca-Cola Enterprises

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.